Exhibit K

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 20, 2021

The information included in this section supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2019, on Form 18-K filed with the Commission on September 21, 2020, and amended on September 29, 2020 and on November 25, 2020. To the extent the information in this Exhibit K is inconsistent with the information contained in such annual report, the information in this Exhibit K replaces such information. Initially capitalized terms used in this Exhibit K have the respective meanings assigned to those terms in such annual report.

Political Developments

On November 26, 2020, the Government launched the Bicentennial Pact “Closing Gaps” program, an initiative by President Cortizo that seeks to promote national dialogue and reach agreements with respect to health, social security, education, economy, security and basic services. The program is designed to allow participation by individuals, families, representatives of each of the country’s economic sectors, and representatives of each political party, in order to find solutions to inequality in Panama.

On December 2, 2020, the Minister of Foreign Affairs, Alejandro Ferrer, resigned. President Cortizo appointed Érika Mouynes, a distinguished lawyer, as the new Minister of Foreign Affairs. The Vice Minister of Foreign Affairs, Federico Alfaro, also resigned and will now serve as an advisor in the Ministry of the Presidency. President Cortizo appointed Dayra Carrizo as Vice Minister of Foreign Affairs.

On December 4, 2020, Law No. 172 of October 19, 2020, which creates 10 new townships in the province of Bocas del Toro, was published in the Official Gazette.

In July 2020, Guatemalan authorities arrested Luis Enrique Martinelli Linares and Ricardo Alberto Martinelli Linares, both sons of former President of Panama Ricardo Martinelli, for extradition to the United States. On January 4, 2021, the Criminal Court of Appeals of Guatemala rejected the challenge of Luis Enrique Martinelli Linares to the extradition requested by the United States. The Martinelli Linares brothers were arrested based on a warrant alleging participation in a bribery and money laundering scheme involving U.S. banks and the construction company Odebrecht.

Recent Government Actions

On October 20, 2020, Moody’s Investor Services affirmed Panama’s credit rating of Baa1, but changed its outlook from stable to negative.

On November 24, 2020, S&P Global Ratings changed Panama’s credit rating from BBB+ with a negative outlook to BBB with a stable outlook.

On November 25, 2020, the Government announced an agreement with Pfizer Panamá and BioNTech SE to acquire 3 million doses of COVID-19 vaccines, subject to the success of clinical trials and regulatory approvals. Panama has also joined the COVAX facility in order to have access to an additional 1.1 million doses of COVID-19 vaccines.

On November 30, 2020, Law No. 185 of November 25, 2020 was published in the Official Gazette. Law No. 185 of 2020 modifies Law No. 34 of 2008 on Fiscal Social Responsibility, resulting in approved fiscal deficits of: between 9% and 10.5% of GDP in 2020; between 7% and 7.5% in 2021; 4% in 2022; 3% in 2023; 2% in 2024; and 1.5% in 2025 and subsequent years.

As of December 8, 2020, the Government announced curfew hours within the province of Panama from Monday to Sunday from 9:00 p.m. to 5:00 a.m.

As of December 11, 2020, through Resolution No. 1386, the Ministry of Health prohibited any activity that involves the agglomeration of people, in an effort to reduce the spread of COVID-19. Pursuant to such regulations, a maximum of 10 people are allowed at in-person work meetings, as long as they comply with the two-meter distancing requirement and other biosafety measures dictated by the Ministry of Health.

On December 15, 2020, the Ministry of Health announced that the Government approved the emergency use of the Pfizer COVID-19 vaccine.

On December 15, 2020, the Minister of Health, Luis Francisco Sucre, announced that a revised curfew schedule (from 7:00 p.m. to 5:00 a.m.) and a prohibition on liquor sales would apply as of December 18, 2020. Further, a total quarantine was established from December 25, 2020 to December 28, 2020, and from January 1, 2021 to January 4, 2021.

On December 28, 2020, the Government enacted Executive Decree No. 1686, which established measures to restrict mobility in the provinces of Panama and Panama Oeste to control the spread of COVID-19. The decree put into place a quarantine from January 4, 2021 to January 14, 2021, during which mobility was restricted according to gender and ID numbers and with a curfew from 8:00 p.m. until 5:00 a.m. Citizens were only allowed to leave their homes to purchase food and medicine from supermarkets, grocery stores and pharmacies. Veterinary clinics, gas stations and other essential services also remained open.

On December 31, 2020, President Cortizo signed Law No. 195 of 2020, which reduced the length of consumer credit history from 7 years to 5 years and modified Law No. 24 of 2002, which regulates consumer credit history.

On December 31, 2020, President Cortizo approved Executive Decree No. 840, which contains the regulation applicable under Law No. 93 of September 19, 2019. Law No. 93 of 2019 created the Public-Private Partnership Regime as an incentive for private investment, social development and job creation.

On January 1, 2021, the Ministry of Health announced the installation of the first of four ultra-low temperature freezers to store COVID-19 vaccines.

On January 2, 2021, in his report to the nation, President Cortizo announced that as of February 1, 2021, the amount distributed through the Digital Voucher as part of the Panama Solidario program (a social assistance program for vulnerable populations that have been affected by COVID-19) would be increased from U.S.$100 to U.S.$120 per month.

On January 4, 2021, the Minister of Foreign Affairs, Érika Mouynes, announced that Panama expects to receive the first 40,000 doses of Pfizer’s COVID-19 vaccine in January 2021. The Government has contracted to purchase 5.5 million doses of COVID-19 vaccines to vaccinate its residents.

On January 12, 2021, the Government announced its National COVID-19 Vaccination Plan. The first phase of the plan prioritizes the vaccination of health care workers and individuals over age 60 who are bedridden or in nursing homes, followed by essential workers and individuals with disabilities. The second phase prioritizes the vaccination of all individuals over age 60, individuals with chronic diseases, teachers and education administrators. During the third phase, attempts will be made to vaccinate the indigenous population and individuals who live in difficult-to-access locations, as well as workers in airports, customs and immigration, public transportation and cargo truck drivers, and prisoners. The fourth phase aims to vaccinate the remaining population over age 16. The Government expects to vaccinate 3.1 million of its 4.3 million residents.

On January 13, 2021, the Government announced a progressive reopening of certain economic activities. A nationwide curfew will be in place every day from 9:00 p.m. until 4:00 a.m., and total quarantine will be maintained on the weekends. On February 1, 2021, certain retail businesses, such as hair salons and barber shops, will be allowed to open, subject to occupancy limits. On February 15, 2021, car washes, tailors, shoe stores and restaurants are scheduled to reopen. On March 1, 2021, gyms, massage parlors, and beauty salons are scheduled to open. On March 15, 2021, beaches, spas, theaters and casinos are scheduled to reopen.

The Economy

In the nine-month period ended September 30, 2020, estimated GDP contraction was 20.4%, compared to 2.9% growth for the same period in 2019, due in part to the quarantine ordered by the Government in March 2020 as a result of the COVID-19 pandemic. Inflation, as measured by the average CPI with base year 2013, was negative 1.6% in the six-month period ended June 30, 2020.

In the nine-month period ended September 30, 2020, the transportation, storage and communications sector contracted by an estimated 6.7%, compared to the same period in 2019, primarily due to a decrease in international air operations and mobility restrictions in the regular transportation of passengers and land cargo. In the nine-month period ended September 30, 2020, mining activities increased by 23.1%, compared to the same period in 2019, reflecting a contribution of 3.4% of GDP, due to exports of copper concentrate. In the nine-month period ended September 30, 2020, the construction sector contracted by 53.0%, compared to the same period in 2019, reflecting a contribution of 9.7% of GDP, primarily due to a decline in construction of residential and non-residential buildings and the completion of investments in large private projects. In the nine-month period ended September 30, 2020, the financial intermediation sector contracted by 1.8%, compared to the same period in 2019, and represented a contribution of 9.0% of GDP. The contraction in the financial intermediation sector was attributable mainly to lower performance of the International Banking Center.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which represented 77.0% of GDP in the first nine months of 2020. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 18.3%, 13.8% and 16.3%, respectively, of real GDP in the first nine months of 2020), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce—which includes wholesale and retail activities as well as restaurants and hotels—is the largest component of the service sector and represented an estimated 18.3% of real GDP in the first nine months of 2020. In the first nine months of 2020, commerce activities decreased 27.5% compared to the same period of 2019, as most wholesale and retail activities were affected by the COVID-19 pandemic as a result of mobility limitations and business closures. In the first nine months of 2020, the restaurants and hotels sector decreased 51.4% due to the closure of air and land borders to prevent the spread of COVID-19.

Real Estate. The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 13.8% of GDP in chained volume measure in the first nine months of 2020.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, railways and telecommunications and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 16.3% of real GDP in chained volume measure during the first nine months of 2020.

Financial Services. The financial services sector represented an estimated 9.2% of GDP in chained volume measure during the first nine months of 2020. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of October 2020, consisted of two (2) state-owned banks (Banco Nacional de Panama (“BNP”) and Caja de Ahorros) and 68 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of October 31, 2020, banking sector assets and deposits totaled approximately U.S.$129.1 billion and U.S.$ 93.8 billion, respectively.

Colón Free Zone. For the first nine months of 2020, CFZ value added (implied by the value of re-exports minus the value of imports) decreased to an estimated U.S.$344.7 million, compared to U.S.$514.2 million in the same period of 2019.

Panama Canal. In the PCA’s 2020 fiscal year, canal transits decreased to 13,369 transits from 13,785 transits in 2019, while cargo tonnage increased to 255.8 million long tons from 253.0 million long tons in 2019. According to the PCA, toll revenues for fiscal year 2020 reached U.S.$2,663.0 million, an increase of 2.7% compared to U.S.$2,593.0 million in fiscal year 2019, representing 4.4% of Panama’s estimated GDP for 2020 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 14.4% of GDP in chained volume measure during the first nine months of 2020.

Manufacturing represented an estimated 4.7% of GDP in chained volume measure during the first nine months of 2020. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market.

Construction activity represented an estimated 9.7% of GDP and decreased by 53.0% during the first nine months of 2020, compared to the same period of 2019, due to the forced closure of construction projects during the government-decreed quarantine.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 6.6% of real GDP during the first nine months of 2020. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. During the first nine months of 2020, the value of agricultural production (which includes fisheries production) is estimated to have increased by 4.0%. During the first nine months of 2020, the value of the mining sector is estimated to have increased by 23.1%, compared to the same period of 2019.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$7.1 billion as of September 30, 2020.

The following table sets forth summary financial information on principal public sector businesses for the first nine months of 2020:

Selected State-Owned Enterprises(1)

2020 Financial Statistics(2)

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income
Banco Nacional de Panamá (“BNP”) (banking)	$16,782.7	1,001.9	273.2	106.5
Empresa de Transmisión Eléctrica (“ETESA”) (electricity transmission)	$1,003.3	363.1	98.7	17.4
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,235.7	593.3	164.6	79.6

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the Government.
(2)	For period ended September 30, 2020.

Source: BNP, Bolsa de Valores de Panamá, ETESA and AITSA.

Road Transportation.

On November 19, 2020, ENA Master Trust issued U.S.$400,000,000 aggregate principal amount of its 4.000% Senior Secured Notes due 2048, which proceeds were used (i) to redeem in full ENA Sur Trust’s 5.750% Series 2011 Class A Notes Due 2025, ENA Sur Trust’s 5.250% 2011 Class B Series Notes Due 2025 and ENA Este Trust’s 6.000% Notes Due 2024; (ii) to fund certain accounts of ENA Master Trust; (iii) to invest in capital projects of ENA Sur and ENA Este; (iv) to pay certain expenses; and (v) for other general corporate purposes.

Banking.

Collectively, BNP and Caja de Ahorros had approximately 15.1% of deposits and 16.5% of assets in the national banking system as of September 30, 2020. See “Structure of the Panamanian Economy—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros.

Panama Canal

On average, from the Canal’s fiscal year 2016 to the fiscal year 2020, transits through the Canal decreased by 0.7% and cargo tonnage increased by 2.6%. Factors such as the development of alternative land routes and the increasing size of vessels that can transit through the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2015 and 2019. On average, from fiscal year 2016 to fiscal year 2020, toll revenues have increased by 6.2% per annum, primarily due to an increase in toll rates. During fiscal year 2020, the PCA had a surplus of approximately U.S.$1,281.4 million, compared to U.S.$1,251.9 million in 2019.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2016 through 2020 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2016	13,114	$1,933.0	$204.7
2017	13,548	$2,238.0	$241.1
2018	13,795	$2,485.0	$255.0
2019	13,785	$2,593.0	$253.0
2020	13,369	$2,663.0	$255.8

Source: Panama Canal Authority.

The Panama Canal Authority

For the 2020 fiscal year, the PCA paid to the Central Government U.S.$1,824.1 million in dividends, an increase of 2.1% compared to U.S.$1,786.4 million for the 2019 fiscal year. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$1,786.4 million in dividends, an increase of 4.9% compared to U.S.$1,199.1 million in dividends that the PCA paid to the Central Government for the 2018 fiscal year.

For the 2020 fiscal year, the PCA paid to the Central Government U.S.$542.7 million from tolls and services, an increase of 7.6% compared to U.S.$534.5 million for the 2019 fiscal year. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$534.5 million from tolls and services, an increase of 6.1% compared to U.S.$503.7 million for the 2018 fiscal year.

On September 28, 2020, the National Assembly approved the PCA’s budget for fiscal year 2021, which estimates income of U.S.$3,308.9 million, contributions to the National Treasury in the amount of U.S.$1,760.3 million, and maintenance work in the amount of U.S.$350.0 million. The budget also contemplates an investment in a new water management project that aims to guarantee the quantity and quality of water both for human consumption and for the operation of the Canal.

On November 26, 2020, the PCA announced that the rate of container ships passing through the Panama Canal was consistently above COVID-adjusted projections set in May 2020.

On December 4, 2020, the PCA announced that they may add additional booking slots for LNG tankers to address the increase in U.S. exports and alleviate delays that LNG tankers without reservations had been experiencing.

On December 21, 2020, the PCA announced that it would take part in the initiative led by the World Economic Forum and UNICEF to assist with the transportation and distribution of COVID-19 vaccines to countries participating in the COVAX facility.

The Colón Free Zone

For the first half of 2020, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$335.4 million, while non-CFZ merchandise imports were preliminarily estimated at U.S.$4.0 billion.

Employment and Labor

Labor Force

As of September 2020, Panama’s labor force was preliminarily estimated at 2.0 million people, which represented approximately 63.0% of the total working age population, a decrease from 2.1 million people as of August 2019.

As of September 2020, the unemployment rate was 18.5%, compared to 7.1% in August 2019, which increase was mainly due to the impact of the COVID-19 pandemic on the country’s labor market.

The following table sets forth certain labor force and unemployment statistics for the five years from 2016 through 2020:

TABLE NO. 9

Labor Force and Employment

	2016(4)	2017(4)	2018(4)	2019(4)	2020(5)
Total Population(1)	4,037.0	4,098.1	4,158.8	4,218.8	4,278.5
Working-Age Population(1)	2,910.0	2,973.3	3,038.4	3,105.8	3,181.0
Labor Force
Employed(1)	1,770.7	1,785.8	1,868.6	1,920.6	1,631.7
Unemployed(1)	102.9	116.6	118.3	146.1	371.6
Total	1,873.6	1,902.5	1,986.9	2,066.7	2,003.3
	(annual percentage change)
Total Population	1.6%	1.5%	1.5%	1.4%	1.4%
Working-Age Population	2.2%	2.2%	2.2%	2.2%	2.4%
Labor Force
Employed	2.1%	0.9%	4.6%	2.8%	(15.0%)
Unemployed	11.5%	13.3%	1.5%	23.5%	154.3%
Total	2.6%	1.5%	4.4%	4.0%	(3.1%)

	2016(4)	2017(4)	2018(4)	2019(4)	2020(5)
	(in percent)
Labor Force:
Participation Rate(2)	64.4%	64.0%	65.4%	66.5%	63.0%
Employment Rate(3)	94.5	94.0	94.0	92.9	81.5
Unemployment Rate	5.5	6.1	6.0	7.1	18.5

(1)	In thousands
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	From 2016 to 2019, the data is recorded as of August of each year.
(5)	For the year 2020, the data is recorded as of September, due to COVID-19 restrictions.

Source: Office of the Comptroller General.

Salaries and Wages

In 2019, the average monthly wage in all sectors of the Panamanian economy (excluding private enterprise laborers) was U.S.$1,209.5, a decrease of 14.9% compared to 2018. In 2019, the average monthly wage for Central Government employees was U.S.$1,413.2, an increase of 3.1% compared to 2018. In 2019, the average monthly wage for municipal public sector employees was U.S.$754.8, an increase of 5.7% compared to 2018. In 2019, the average banana plantation monthly wage was U.S.$528.8, an increase of 1.7% compared to 2018. In 2019, the average monthly public sector wage was U.S.$1,501.8, an increase of 3.9% compared to 2018.

The following table sets forth a summary of average real monthly wages for the years ended in August 2015 through August 2019:

TABLE NO. 10

Average Real Monthly Wages

	2015	2016	2017	2018	2019
Public Sector:
Central Government	$1,058.8	$1,143.8	$1,311.2	$1,370.9	$1,413.2
Autonomous agencies	1,097.8	1,193.9	1,254.6	1,352.4	1,404.7
Social Security	1,108.3	1,332.4	1,532.2	1,604.3	1,665.6
Municipalities	569.2	640.8	666.6	714.1	754.8
Public Enterprises	1,750.6	2,013.6	2,011.8	2,049.1	2,147.5
All Public Sector	1,131.9	1,258.8	1,381.9	1,445.9	1,501.8
Banana Plantations	530.6	520.7	575.2	519.8	528.8
All Employees	$1,115.3	$1,237.6	$1,358.5	$1,422.0	$1,209.5

	2015	2016	2017	2018	2019
	(annual percentage change)
Public Sector:
Central Government	9.3%	8.0%	14.6%	4.6%	3.1%
Autonomous Agencies	8.8	8.8	5.1	7.8	3.9
Social Security	0.6	20.2	15.0	4.7	3.8
Municipalities	6.2	12.6	4.0	7.1	5.7
Public Enterprises	6.4	15.0	(0.1)	1.9	4.8
All Public Sector	7.0	11.2	9.8	4.6	3.9
Banana Plantations	6.5	(1.9)	10.5	(9.6)	1.7
All Employees	7.0%	11.0%	9.8%	4.7%	(14.9)%

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2019, CSS’s revenues and expenditures amounted to 5.5% and 5.4% of nominal GDP, respectively.

Since its inception in July 2000 through November 30, 2020, SIACAP had administered over U.S.$1.7 billion in contributions and revenues. As of November 30, 2020, SIACAP had 501,571 participants and carried a balance of U.S.$807.2 million in contributions from its participants.

Public Finance

Central Government Budget

The National Assembly approved Panama’s 2021 budget on October 28, 2020. The 2021 budget contemplates total expenditures of U.S.$24.2 billion, with budget estimates based on an anticipated nominal GDP of U.S.$67.5 billion (4.0% real growth from 2020) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$4.7 billion (approximately 7.0% of preliminary nominal GDP) for 2021. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018, amended by Law No. 102 of 2019, and amended by Law 185 of 2020, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 9-10.5% of nominal GDP projected in the budget for the 2020 fiscal year, 7-7.5% of nominal GDP projected in the budget for the 2021 fiscal year, 4% of nominal GDP projected in the budget for the 2022 fiscal year, 3% of nominal GDP projected in the budget for the 2023 fiscal year, 2% of nominal GDP projected in the budget for the 2024 fiscal year and 1.5% of nominal GDP projected in the budget for the fiscal year 2025 and subsequent years. The 2021 budget allocates public recurrent and capital expenditures as follows: 44.4% to social services; 16.4% to financial services; 12.7% to general services; 6.4% to infrastructure development; 3.0% to development and promotion of production; 0.9% to environment and technology; and 16.3% to other services.

As of September 30, 2020, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$4.2 billion (6.9% of nominal GDP), an increase of 58.2% compared to a deficit of approximately U.S.$2.7 billion as of September 30, 2019 (4.0% of nominal GDP), in part due to a 4.8% increase in current expenditures.

As of September 30, 2020, the Central Government’s overall balance registered a deficit of approximately U.S.$4.4 billion (7.3% of nominal GDP), an increase of 27.8% compared to a deficit of approximately U.S.$3.5 billion (5.2% of nominal GDP) as of September 30, 2019, in part due to a 27.8% decrease in current revenues.

Central Government tax revenues as of September 30, 2020 were U.S.$2.8 billion, a decrease of 31.1% from U.S.$4.1 billion of tax revenues as of September 30, 2019. Approximately 58.9% of tax revenues as of September 30, 2020, were from direct taxes, compared to 53.9% of tax revenues as of September 30, 2019. Direct tax revenues as of September 30, 2020 were U.S.$1.7 billion, a 24.6% decrease from U.S.$2.2 billion as of September 30, 2019, primarily due to a decline in income and other taxes.

Revenues and Expenditures

The Central Government’s total revenues as of September 30, 2020 were U.S.$3,736.3 million, a 27.7% decrease compared to U.S.$5,168.5 million as of September 30, 2019. As of September 30, 2020, capital expenditures were U.S.$2,121.8 million, a 24.9% decrease compared to U.S.$2,825.1 million for the same period in 2019. As of September 30, 2020, current savings were U.S.$2,332.7 million, approximately 3.8% of preliminary 2020 GDP and a 254.2% decrease compared to U.S.$658.5 million as of September 30, 2019.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$6,164.2 million as of September 30, 2020, a 23.4% decrease compared to U.S.$8,046.7 million as of September 30, 2019, mainly due to a decrease in the Central Government’s current revenues. The non-financial public sector current savings registered a deficit of U.S.$2,131.7 million as of September 30, 2020, a 1,810.3% increase compared to a U.S.$124.6 million surplus as of September 30, 2019.

International Reserves

As of September 30, 2020, BNP’s foreign assets amounted to U.S.$8.3 billion, an increase of 196% compared to U.S.$2.8 billion as of December 31, 2019. This increase was mainly due to Panama’s issuance during 2020 of U.S.$2,500,000,000 of its 4.500% Global Bonds due 2056, U.S.$1,250,000,000 of its 2.252% Global Bonds due 2032 and U.S.$1,000,000,000 of its 3.870% Global Bonds due 2060.

Precautionary and Liquidity Line with the IMF

On January 19, 2021, the IMF approved a two-year arrangement for Panama under a Precautionary and Liquidity Line (“PLL”) in the amount of SDR 1.884 billion (approximately U.S.$2.7 billion), or 500% of Panama’s IMF quota. Panama intends to treat the PLL as precautionary, serving as insurance against economic shocks during the COVID-19 pandemic. The IMF’s PLL provides liquidity to countries that demonstrate strong economic performance and strong records of policy implementation. As part of the PLL program, Panama has committed to (i) supporting its population during the COVID-19 pandemic, followed by gradual fiscal consolidation aimed at post-pandemic economic recovery; (ii) strengthening its anti-money laundering and terrorist financing regime to address deficiencies identified by the FATF and facilitate removal from the FATF’s grey list; (iii) supporting the stability of its financial system by ensuring liquidity and improving its macroprudential framework; (iv) strengthening data adequacy; (v) improving its public financial management practices to increase fiscal transparency and avoid domestic arrears; and (vi) complying with indicative targets for government and bank liquidity. Access to funds under the PLL will be limited to 250% of the quota (SDR 942 million) for the first year and the remaining SDR 942 million would become available in the second year (for a total of SDR 1.884 billion); during this time the IMF will be conducting semiannual reviews.

Financial System

As of September 30, 2020, the financial service sector represented an estimated 9.2% of GDP in chained volume measure. For the year ended 2019, local secondary market transactions reached U.S.$1,353.9 million. During the eleven-month period ended November 30, 2020, local secondary market transactions in Panama totaled U.S.$1,924.1 million.

During the eleven-month period ended November 30, 2020, aggregate trades through La Bolsa de Valores de Panamá (“La Bolsa”) totaled U.S.$7.5 billion. La Bolsa remains a small portion of the financial services sector. During the eleven-month period ended November 30, 2020, equity trades represented 2.4% of trading volume.

The Banking Sector

As of October 31, 2020, two official banks, 41 private sector general license banks, 17 international license banks and 10 representative offices constituted the banking sector. Of the 41 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of June 30, 2020, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$.17.6 billion in assets, and the second largest bank based in Panama was BNP with U.S.$12.9 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., Banco de Bogotá S.A. and Banco de Crédito del Perú.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets, as of September 30, 2020, were U.S.$16.8 billion, its bank deposits were U.S.$8.6 billion, and its net loans were U.S.$4.4 billion, of which U.S.$331.3 million were made to the public sector and U.S.$4.2 billion were made to the private sector.

As of September 30, 2020, BNP’s capital and reserves represented 11.7% of its bank deposits and 6.0% of its total assets. BNP generated gross income of U.S.$273.2 million as of September 30, 2020.

As of September 30, 2020, BNP’s foreign assets were U.S.$8.3 billion, an increase of 196% compared to U.S.$2.8 billion as of December 31, 2019.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$7.5 billion in November 2020, La Bolsa remains a small portion of the financial services sector. Equity trades represented 2.4% of November 2020 trading volume.

Interest Rates. In October 2020, the average interest rate paid by Panamanian banks for one-year deposits was 2.95%, while the interest rate for personal credit transactions averaged 8.71%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.76% in October 2020.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the National Assembly passed a law establishing a new insurance regulatory structure. As of October 2020, there were 23 insurance companies and 3,234 insurance brokerages. The 3,234 insurance brokerages consisted of 2,782 individual brokers, 393 brokerage companies and 59 temporary permissions. The total registered assets of the insurance companies, as of March 2020, equaled U.S.$3.3 billion.

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. In November 2020, there were 194 locally incorporated companies participating in the financial services industry.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the ten-month period ended October 31, 2020, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1,450.5 million, an increase of 17.4% compared to U.S.$1,235.8 million during the same period of 2019, in part due to higher exports of copper minerals and fresh and frozen fish. In the ten-month period ended October 31, 2020, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$6,521.6 million, a decrease of 40.1% compared to U.S.$10,889.2 million during the same period of 2019, in part due to lower imports of consumer goods, specifically fuel and lubricants.

For the ten-month period ended October 31, 2020, banana and pineapple exports recorded a preliminary total of U.S.$126.1 million, a 2.5% increase from U.S.$123.0 million during the same period of 2019, primarily due to higher exports of bananas.

For the ten-month period ended October 31, 2020, shrimp exports recorded a preliminary total of U.S.$13.9 million, a 47.6% decrease from U.S.$26.6 million during the same period in 2019, primarily due to lower sales in the United States.

For the ten-month period ended October 31, 2020, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$47.9 million, a 21.6% increase from U.S.$39.4 million during the same period of 2019, primarily due to an increase in the catch of fish and other marine species.

For the ten-month period ended October 31, 2020, beef cattle exports recorded a preliminary total of U.S.$25.6 million, a 14.3% increase from U.S.$22.4 million during the same period of 2019, primarily due to growth in export volumes from increased demand.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for the six months ended June 30, 2020 was U.S.$1,429.8 million, a decrease of U.S.$486.0 million or 25.4% from U.S.$1,915.8 million in the same period of 2019. Reinvested earnings were the source of 44.2% of FDI in the six months ended June 30, 2020, which the government believes is based on continued confidence of investors in the performance shown by the Panamanian economy. In the six months ended June 30, 2020, 9.0% of FDI came from purchases of shares of domestic companies by non-resident investors. The remaining 46.8% of FDI was from other capital. Of gross FDI, U.S.$82.8 million corresponds to capital invested in the CFZ in the six months ended June 30, 2020, a decrease of U.S.$131.5 million compared to the same period in 2019.

The following table sets forth the foreign direct investment in Panama by investor residence for the years 2015 through 2019:

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

	(in thousands of U.S. $)
	2015(R)	2016(P)	2017(P)	2018(P)	2019(P)
TOTAL	4,555,989	4,745,422	4,176,645	5,080,552	4,320,376
EUROPE	831,965	462,372	(404,375)	727,077	821,078
European Union	665,121	218,384	(936,951)	725,808	838,007
Germany	14,443	(4,587)	43,315	50,239	175,365
Belgium	(8,476)	4,194	1,116	7,125	(3,379)
Denmark	23,897	10,589	(965)	2,899	135
Spain	99,076	85,203	220,054	(53,551)	(68,621)
France	(80,074)	(36,224)	9,577	(4,625)	20,409
Italy	40,167	59,320	52,910	118,201	70,048
Netherlands	398,343	(151,696)	(25,526)	268,771	432,627
United Kingdom	160,309	262,843	(1,257,183)	246,158	175,798
Sweden	9,969	3,022	3,664	(10,585)	5,789
Other Countries(1): Greece, Hungary, Austria, Poland, Portugal, and Finland	7,467	(14,280)	16,087	101,177	29,835
Other European Countries	166,843	243,988	532,576	1,268	(16,928)
Andorra	3,394	5,120	2,889	1,006	749
Norway	12	(1,353)	44	(642)	(117)
Switzerland	161,148	232,390	547,291	(14,823)	(40,948)
Other countries(1): Liechtenstein, Russia and Turkey	2,289	7,831	(17,648)	15,727	23,387
AFRICA	0	0	0	0	0
South Africa	0	0	0	0	0
AMERICA	3,476,770	3,576,200	4,156,533	3,379,294	3,060,946
North America	2,192,862	1,685,304	3,153,604	2,650,247	954,302
Canada	1,387,067	636,833	2,141,537	1,529,389	1,603,211
United States	711,220	1,058,698	787,903	1,027,941	(565,304)
Mexico	94,575	(10,227)	224,164	92,918	(83,605)
Central America and the Caribbean	385,301	256,315	453,036	380,125	473,789
Aruba	(3,400)	(5,457)	(2,425)	(8,485)	(327)
Bahamas	41,611	28,944	86,238	50,346	45,364
Barbados	(604)	(1,065)	(1,424)	802	757
Costa Rica	78,510	7,433	104,420	150,081	154,822
Cuba	(1,997)	(6,020)	2,009	(5,378)	(668)
El Salvador	15,983	24,025	34,607	35,319	23,020
Guatemala	29,239	44,466	16,146	25,732	(18,593)
Honduras	13,497	(52,669)	1,222	(3,719)	15,856
Islas Vírgenes de Estados Unidos	23,681	8,872	10,419	10,092	2,862
Jamaica	66,625	15,574	31,352	41,136	150,139
Nicaragua	11,958	29,044	22,613	492	24,372
Puerto Rico	(2,095)	(4,538)	20,402	18,858	6,489
Dominican Republic	32,637	49,914	29,603	32,412	28,167

	(in thousands of U.S. $)
	2015(R)	2016(P)	2017(P)	2018(P)	2019(P)
Other countries(1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	79,656	117,792	97,854	32,438	41,529
South America	898,607	1,634,581	549,893	348,922	1,632,855
Argentina	1,071	40,449	(7,851)	(73,527)	90,837
Bolivia	8	(8)	(293)	(17)	3,858
Brazil	153,688	63,744	(50,231)	(170,367)	21,730
Chile	89	19,769	14,692	(39,043)	7,475
Colombia	659,450	912,741	445,913	582,674	1,082,587
Ecuador	27,793	300,017	28,777	18,135	231,281
Peru	26,442	17,834	24,582	(4,040)	20,485
Venezuela	30,067	280,035	94,304	35,107	174,602
ASIA	523,395	692,598	300,841	572,054	89,245
Middle and Near East	(2,401)	(768)	344	(636)	1,956
Israel	(450)	(1,240)	1,779	667	1,708
Lebanon(2)	(1,951)	472	(1,435)	(1,303)	248
Central Asia, southern and other Persian Gulf countries	83,815	14,411	(4,089)	214,168	55,429
India	(1,366)	2,664	13	(895)	(1,937)
Singapore	77,333	19,778	(3,748)	174,018	59,602
Other countries(1): Philippines, Pakistan, Saudi Arabia and Lebanon	7,848	(8,031)	(354)	41,045	(2,236)
East Asia	441,980	678,955	304,586	358,522	31,860
China, Hong Kong	(1,963)	10,809	(28,320)	(569)	(1,418)
China, People’s Republic of	33,411	124,836	51,562	32,575	45,096
Republic of Korea (South of Korea)	313,835	259,066	(48,853)	93,835	99,835
Japan	(4,496)	59,482	(42,638)	36,602	50,278
Republic of China (Taiwan)	101,194	224,762	372,835	196,079	(161,931)
OTHER COUNTRIES:(1) Angola, Uruguay, Australia and South Africa(3)	(276,140)	14,252	123,646	402,128	349,107

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies making direct investments have been included in this line.
(2)

In 2013, Lebanon was included within other countries in the Central Asia, southern and other Persian Gulf countries, because it did not have the required amount of companies to preserve data confidentiality.

(3)	In 2014, South Africa was included within other countries in East Asia.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2015 through 2019:

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

	(in thousands of U.S.$)
	2015(R)	2016(R)	2017(P)	2018(P)	2019(P)
TOTAL	4,555,989	4,745,422	4,176,645	5,080,552	4,320,376
Agriculture, cattle, hunting and forestry	5,600	(71,301)	(18,101)	1,674	5,182
Mining and quarrying	1,673,109	801,053	2,061,397	1,610,002	1,626,366
Manufacturing industries	(7,634)	220,819	315,730	118,979	556,755
Electricity, gas and water supplies	109,862	198,393	22,274	(136,479)	119,890
Construction	299,984	208,308	280,171	(48,706)	199,080
Wholesale and retail	973,664	904,430	1,128,987	1,932,436	1,726,603
Transport, storage and mail	208,695	546,741	(484,314)	(226,817)	(474)
Hotels and restaurants	87,448	255,871	45,118	(7,458)	28,682
Information and communication	402,839	242,069	133,403	152,008	253,099
Finance and insurance activities	708,605	1,022,395	379,487	484,719	740,407
Real estate activities	(67,467)	116,847	(40,614)	141,101	10,841
Professional, scientific and technical activities	61,595	60,924	21,989	161,253	32,327
Administrative activities and support services	37,033	32,290	88,267	865,076	(978,993)
Education	19,566	49,339	47,786	(2,791)	60,904
Social and health related services	7,896	4,792	23,925	11,551	7,858
Arts, entertainment and related activities	39,719	27,595	49,807	68,334	(66,232)
Other service activities	(4,522)	124,857	121,333	18,616	(1,921)

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.

Source: Office of the Comptroller General.

Balance of Payments

In the six-month period ended June 30, 2020, Panama registered an estimated overall surplus of U.S.$2,462.8 million, compared to an overall surplus of U.S.$73.2 million in the same period of 2019, mainly due to an increase in foreign investment.

In the six-month period ended June 30, 2020, the current account balance recorded a surplus of U.S.$20.4 million, an increase of 100.9% compared to a current account deficit of U.S.$2,303.5 million for the same period of 2019. This was primarily due to an increase in the balance of goods and services to U.S.$1,228.5 million in the six months ended June 30, 2020, compared to a deficit of U.S.$351.4 million during the same period of 2019.

In the six-month period ended June 30, 2020, the capital and financial account balance recorded a surplus of U.S.$2,525.5 million, an increase of 125.6% compared to a capital and financial account surplus of U.S.$1,119.4 million for the same period of 2019.

Public Debt

As of December 31, 2020, total public debt was U.S.$36,959.94 million. Internal public debt accounted for 19.33% of total debt, while external public debt accounted for 80.67% of total debt. The average maturity of the debt portfolio as of December 31, 2020 was 14.3 years, with an average duration of 9.4 years. As of December 31, 2020, local secondary market transactions in Treasury securities reached U.S.$1,224.6 million.